Exhibit 12.1

WILLIS LEASE FINANCE CORPORATION

AND SUBSIDIARIES
Statement of Computation of Ratios of
Earnings to Fixed Charges and Preferred Dividends

(In thousands, except ratios)

	Years Ended December 31,
	2014	2013	2012	2011	2010
Earnings:
Earnings from continuing operations before income taxes	$ 10,513	$ 7,774	$ 937	$ 22,590	$ 18,571
Fixed charges	37,416	38,990	32,008	35,469	41,186
Cash distributions from equity method investments	847	—	802	810	949
Total earnings	$ 48,776	$ 46,764	$ 33,747	$ 58,869	$ 60,706

Fixed charges:
Interest expense	$ 37,062	$ 38,719	$ 31,749	$ 35,201	$ 40,945
Estimated interest expense within rental expense (1)	354	271	259	268	241
Total fixed charges	$ 37,416	$ 38,990	$ 32,008	$ 35,469	$ 41,186
Preferred stock dividend (2)	—	—	4,374	5,136	5,111
Total fixed charges and preferred stock dividends	$ 37,416	$ 38,990	$ 36,382	$ 40,605	$ 46,297

Ratio of earnings to fixed charges	1.30	1.20	1.05	1.66	1.47

Ratio of earnings to fixed charges and preferred stock dividends	1.30	1.20	0.93	1.45	1.31

(1)

Represents an estimate of the interest within rental expense. There is no expressed interest expense within rental expense. Rather, the imputed interest expense within rental expense is calculated by multiplying by 30% the office rent expense for each of the years ended, as indicated above.

(2)	Represents pre-tax earnings required to pay preferred stock dividends.